Exhibit 12.1

                               COMPUTATION OF RATIO OF DEBT TO ADJUSTED EBITDA
                                                                                                  Six months
                                                                                                    ended
                                                      YEAR ENDED DECEMBER 31,                      June 30,
                                       -----------------------------------------------------     ------------
                                        1999        2000        2001        2002       2003          2004
                                       -----------------------------------------------------     ------------
NET INCOME (LOSS)                      3,920       37,780      11,667     (20,032)     2,340        7,959

INCOME TAXES                               -            -           -           -          -            -

INTEREST EXPENSE                      17,370       16,514      15,674      18,401     20,258       10,740

DD&A                                  19,549       19,552      27,731      31,380     42,367       22,505

ACCRETION EXPENSE                          -            -           -           -      1,151          531

PROPERTY IMPAIRMENTS                   5,154        5,631      10,113      25,686      8,975        3,699

EXPLORATION EXPENSE                    3,191        9,965      15,863      10,229     17,221        5,308

LITIGATION SETTLEMENT                      -            -           -           -          -            -

CHANGE IN ACCOUNTING PRINCIPLE             -            -           -           -     (2,162)           -
                                   ---------      -------     -------     -------    -------      -------

ADJUSTED EBITDA <F1>                  49,184       89,442      81,048      65,664     90,150       50,742

ANNUALIZED ADJUSTED EBITDA                                                                        101,484

TOTAL DEBT <F2>                      170,637      140,350     183,395     235,205    277,093      290,245

TOTAL DEBT TO ADJUSTED EBITDA            3.5          1.6         2.3         3.6        3.1          2.9


<F1>
     Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation, depletion, amortization, accretion, property impairments and exploration expense, excluding proceeds from litigation settlements. Adjusted EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company's operating performance or liquidity. Certain items excluded from Adjusted
     EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company's computations of Adjusted
     EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure the Company' ability to meet future debt service requirements, if any.
<F2>
     Total debt excludes capital leases of $12.0 million in the six months ended June 30, 2004, $13.8 million at year-end 2003 and $12.0 million at year-end 2002.